MSA SECURITIES, LLC

FINANCIAL STATEMENT

DECEMBER 31, 2025

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

MSA SECURITIES, LLC
CONTENTS
December 31, 2025



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Those Charged with Governance of
MSA Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MSA Securities, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2023.

New York, New York
March 2, 2026

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

MSA SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

ASSETS

Assets		
Cash and cash equivalents	$	144,706
Prepaid expenses		2,015
Total assets	**$**	**146,721**

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Due to related party	$	672
Accounts payable		25,325
Distribution payable		9,302
Members' compensation payable		138
Total liabilities		35,437
Members' Equity		
Total members' equity		111,284
Total liabilities and members' equity	**$**	**146,721**

The accompanying notes are an integral part of this financial statement.

2

NOTE 1 – NATURE OF BUSINESS

MSA Securities, LLC (the "Company") was incorporated on December 11, 2008 in the State of Delaware and conducts business from a single office located in Santa Monica, California. The primary purpose of the Company is to operate as an introducing broker-dealer. The Company negotiates and structures the issuances of securities and other mergers and acquisitions ("M&A") transactions on behalf of clients and engages in related activities in furtherance of such purposes. The Company is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statement in accordance with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities, including the fair value of investments, and disclosure of contingent assets and liabilities at the date of the financial statement.

Income Taxes
The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the members for federal and state income tax purposes.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, "Income Taxes." ASC 740 provides guidance on derecognition, measurement and classification of amounts relating to uncertain tax positions, accounting for and disclosure of interest and penalties, and disclosures. As of December 31, 2025, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statement.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations, and interpretations thereof as well as other factors. Generally, federal, state, and local authorities may examine the Company's tax return for three years from the date of filing.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and cash equivalents

Cash consists of demand deposits at U.S. financial institutions. Cash equivalents include short-term highly liquid investments, such as money market funds, that are readily convertible to known amounts of cash and have original maturities of three months or less. Such deposits and balances may be in excess of the Federal Deposit Insurance Corporation insurance limits of $250,000 per depositor per bank. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows.

Members' Equity

The Company is organized as a limited liability company ("LLC"), which is governed by a limited liability company agreement (the "LLC Agreement"). Significant terms of the LLC Agreement are summarized as follows:

> The Company is authorized to issue three classes of units designated as Class A Common Units, Class B Common Units, and Class C Common Units. The Company is authorized to issue 800,000 Class A Common Units, 355,000 Class B Common Units, and 262,500 Class C Common Units of which 800,000, 250,000, 144,375 units are issued, respectively.

> The capital members will make capital contributions as needed. The non-capital members' interests consist of profits interest only. Allocation of net income or loss is allocated among the members in accordance with the LLC Agreement. Distributions to members are at the sole discretion of the manager.

> During the year ended December 31, 2025, the Company issued 144,375 Class C Common Units to certain individuals which fully vested upon issuance. These Class C Common Units terminate upon the individual's termination of employment with MSA Payroll, LLC, a related party, and do not provide voting rights.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio with aggregate indebtedness would exceed 10 to 1).

At December 31, 2025, the Company had net capital of $109,269, which was $104,269 in excess of its required net capital of $5,000.

NOTE 3 – NET CAPITAL REQUIREMENTS (Continued)

The Company does not claim exemption under the exemption provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, instead relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. The Company does not maintain customer accounts or handle customer funds.

NOTE 4 – RELATED PARTY

The managing member of the Company has an ownership interest in MSA Advisors, LLC ("MSA"). The Company has a management service agreement (the "Agreement") with MSA in which MSA will provide certain administrative services and office space, as defined in the Agreement, to the Company without charge. These services are on an as needed basis and are incidental to the operations to MSA and not significant to the operations of MSA or the Company. Because of the Agreement, the activities of the Company may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated business.

At December 31, 2025 the Company had $672 due to MSA which is non-interest bearing.

NOTE 5 – SUBSEQUENT EVENTS

Management of the Company has evaluated events or transactions that have occurred since December 31, 2025 and determined there are no material events that would require recognition or additional disclosure in the Company's financial statement.